Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Twelve months	Twelve months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005

Earnings: (1)
Net income (2)	$107,428	$111,136	$106,506	$91,377	$95,128
Income taxes	59,244	67,560	66,741	47,691	57,500
Fixed Charges (See below) (3)	80,107	80,611	81,145	78,345	71,007
Less: Preferred stock dividend	-	-	-	-	4
Total adjusted earnings	$246,779	$259,307	$254,392	$217,413	$223,631
Fixed charges: (3)
Total interest expense	$79,203	$79,877	$80,576	$77,538	$69,942
Interest component of rents	904	734	569	807	1,061
Preferred stock dividend	-	-	-	-	4
Total fixed charges	$80,107	$80,611	$81,145	$78,345	$71,007

Ratio of earnings to fixed charges	3.1	3.2	3.1	2.8	3.1

                        (1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges and less preferred stock dividends of a consolidated subsidiary.

                      (2)  Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

                                            (3)  Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.